UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

LogicMark, Inc.

(Name of the Issuer)

LogicMark, Inc.

Langham Project, LLC

Langham Merger Sub, Inc.

(Name of Persons Filing this Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

67091J602

(CUSIP Number of Class of Securities)

Mark Archer

Chief Financial Officer

2801 Diode Lane

Louisville, KY 40299

(502) 519-2419

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:

David E. Danovitch, Esq. Joseph E. Segilia, Esq. Michael DeDonato, Esq. Sullivan & Worcester LLP 1251 Avenue of the Americas New York, NY 10020 (212) 660-3000	Thomas Poletti Veronica Lah Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor Costa Mesa, CA 92626 (714) 371-2500

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Amendment No. 3 to Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Final Amendment”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by LogicMark, Inc., a Nevada corporation (the “Company”), Langham Project, LLC, a Nevada limited liability company (“Parent”), and Langham Merger Sub, Inc., a Nevada corporation and wholly owned subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Filing Persons” and each, a “Filing Person”), to amend and supplement the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Original Schedule 13E-3”) filed with the SEC on August 14, 2026, as amended by that certain Amendment No. 1 to the Original Schedule 13E-3 filed with the SEC on August 24, 2026 (“Amendment No. 1”) and Amendment No. 2 to the Original Schedule 13E-3 filed with the SEC on September 9, 2026 (“Amendment No. 2” and together with the Original Schedule 13E-3 and Amendment No. 1, the “Prior Schedule 13E-3”), by the Company to make certain updates to the Prior Schedule 13E-3 (the Prior Schedule 13E-3, as amended and supplemented by this Final Amendment, this “Schedule 13E-3” or “Transaction Statement”) in order to disclose the results of the special meeting of the Company’s stockholders held on October 5, 2026 (the “Special Meeting”) and the consummation of the Merger (as defined below).

This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of July 31, 2026 (the “Merger Agreement”), by and among the Company, Parent and Merger Sub, pursuant to which, subject to the terms and conditions thereof, on October 13, 2026 Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is subject to the Schedule 13E-3.

Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained or incorporated by reference in the Transaction Statement.

The information concerning the Company contained in, or incorporated by reference into, this Final Amendment, the Transaction Statement and the Company’s definitive proxy statement filed under Regulation 14A of the Exchange Act with the SEC on June 12, 2026, pursuant to which the Company solicited proxies from the Company’s stockholders in connection with the Merger (the “Proxy Statement”), was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Final Amendment, the Transaction Statement and the Proxy Statement was supplied by such Filing Person. Capitalized terms used but not expressly defined in this Schedule 13E-3 shall have the respective meanings given to them in the Proxy Statement.

Item 15. Additional Information

(c) Other Material Information. The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On October 5, 2026, the Company held the Special Meeting at which stockholders considered and approved (i) the proposal to adopt and approve the Merger Agreement, pursuant to which, upon the terms and subject to the conditions set forth therein, upon the closing of the transaction (the “Closing”), Merger Sub merged with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent, (ii) the proposal to approve, by non-binding, advisory vote, compensation that will or may become payable to the Company’s named executive officers in connection with the Merger, and (iii) the proposal to adjourn the Special Meeting to a later date or dates to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement at the time of the Special Meeting. The voting results were reported in the Company's Current Report on Form 8-K filed with the SEC on October 7, 2026 and are incorporated herein by reference.

On October 13, 2026, the Company consummated the Merger pursuant to the terms of the Merger Agreement. At the effective time of the Merger (the “Effective Time”), which occurred upon the filing of the articles of merger by the Company with the Secretary of State of the State of Nevada on October 13, 2026, Merger Sub merged with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent. Accordingly, the transactions contemplated by the Merger Agreement were completed and the going-private transaction contemplated by this Schedule 13E-3 was consummated.

At the Effective Time of the Merger , each share of common stock, par value $0.0001 per share, of the Company outstanding immediately prior to the Effective Time (other than shares held by stockholders who may have properly exercised and perfected dissenters’ rights under the Nevada Revised Statutes) was cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $1.31 per share (the “Per Share Price”), without interest thereon and subject to applicable withholding. Any holders of shares who properly exercised and perfected dissenters' rights under the Nevada Revised Statutes would be entitled to the consideration due to them pursuant to such statutory dissenters’ rights, unless such rights are withdrawn, lost or otherwise fail to be perfected.

In addition, the one share of the Company’s Series C non-convertible voting preferred stock issued and outstanding immediately prior to the Effective Time was fully redeemed for its stated value and accrued dividends and interest pursuant to the terms of the Certificate of Designations, Preferences, and Rights of the Series C non-convertible voting preferred stock and the Merger Agreement.

At the Effective Time, each vested and outstanding Company restricted stock unit (each, a “Company RSU”), if applicable, as of immediately prior to the Effective Time, after taking into account any accelerated vesting permitted or required in connection with the Merger, was cancelled and converted into the right to receive, without interest, an amount in cash equal to the number of shares of Company common stock underlying such Company RSU multiplied by the Per Share Price, subject to applicable withholding taxes. Each unvested outstanding Company RSU as of immediately prior to the Effective Time, if applicable, was cancelled as of the Effective Time for no consideration.

At the Effective Time, each outstanding option to purchase shares of Company common stock (each, a “Company Option”), whether vested or unvested, was cancelled and converted into the right to receive a cash payment equal to the excess, if any, of the Per Share Price over the exercise price per share underlying such Company Option, multiplied by the number of shares subject to such Company Option, less applicable withholding taxes, with any such Company Options having an exercise price equal to or greater than the Per Share Price being cancelled for no consideration.

After the Company provided holders of each warrant to purchase shares of Company common stock (each, a “Company Warrant”) the opportunity to exercise such Company Warrants, each Company Warrant outstanding immediately prior to the Effective Time was cancelled and ceased to represent a right to acquire shares of Company common stock.

At the Effective Time, each share of Series J Preferred Stock issued and outstanding immediately prior to the Effective Time was converted into shares of Common Stock at a ratio of 1-to-0.976 and became entitled to receive a make-whole payment if the aggregate consideration received for such shares of Common Stock in the Merger is less than $320,000.

From and after the Effective Time, all shares of Company common stock, Company RSUs and Company Options not exercised prior to the Effective Time, and any Company Warrants not exercised or otherwise terminated prior to the Effective Time, were cancelled and ceased to exist, and the former holders thereof thereafter had only the right to receive any applicable consideration in accordance with the Merger Agreement.

Following the Effective Time, the Company commenced the process of terminating the registration of its common stock under the Exchange Act and suspending its reporting obligations thereunder. The Company intends to file a Certification and Notice of Termination of Registration on Form 15 with the SEC requesting the termination of registration of all shares of Company Common Stock and the suspension of the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act with respect to all shares of Company common stock and post-effective amendments to its registration statements on Form S-1, terminating the registration of the Company common stock underlying such registration statements.

In addition, on October 13, 2026, the Company filed a Current Report on Form 8-K with the SEC announcing the closing of the Merger, which is incorporated by reference herein as Exhibit 16(a)(3).

The Merger constitutes a “going private transaction” within the meaning of Rule 13E-3 under the Exchange Act.

Item 16. Exhibits

(a)(i)	Notice of Meeting and Definitive Proxy Statement of the Company (incorporated herein by reference to the Company’s Revised Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on September 9, 2026).
(a)(ii)	Audited annual financial statements for the years ended December 31, 2025 and December 31, 2024 of LogicMark, Inc. appearing in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (filed by the Company with the SEC on March 27, 2026 and incorporated herein by reference).
(a)(iii)	Unaudited interim financial statements of the Company for the three and six months ended June 30, 2026 appearing in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2026 (filed by the Company with the SEC on August 19, 2026 and incorporated herein by reference).
(a)(3)	Current Report on Form 8-K, dated October 13, 2026 (incorporated herein by reference)
(b)	Not applicable.
(c)(i)	Opinion of Roth Capital Partners, LLC, dated July 30, 2026 (incorporated herein by reference to Appendix B to the Company’s Revised Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on September 9, 2026).
(c)(ii)	Presentation Materials prepared by Roth Capital Partners, LLC, dated July 30, 2026 (incorporated herein by reference to Appendix C to the Company’s Revised Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on September 9, 2026).
(d)	Agreement and Plan of Merger, dated as of July 31, 2026, by and among LogicMark, Inc., Langham Project, LLC and Langham Merger Sub, Inc. (incorporated herein by reference to Appendix A to the Company’s Revised Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on September 9, 2026).
(e)	Not applicable.
(f)	Sections 92A.300 - 92A.500 of the Nevada Revised Statutes of the State of Nevada (incorporated herein by reference to Appendix D to, and the section entitled “RIGHTS OF APPRAISAL” on page 126 of the Company’s Revised Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on September 9, 2026)
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table (previously filed as Exhibit 107 to the Schedule 13E-3 filed by the Company with the SEC on August 14, 2026).

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

LOGICMARK, INC.

By:	/s/ Mark Archer
	Name:	Mark Archer
	Title:	Chief Financial Officer
	Date:	October 15, 2026

LANGHAM PROJECT, LLC

By:	/s/ Nicholas Kovacvich
	Name:	Nicholas Kovacevich
	Title:	President
	Date:	October 15, 2026

LANGHAM MERGER SUB, INC.

By:	/s/ Nicholas Kovacevich
	Name:	Nicholas Kovacevich
	Title:	President
	Date:	October 15, 2026

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